May 27, 2010

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Jennifer Gowetski

Senior Counsel

Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:	DuPont Fabros Technology, L.P.
DuPont Fabros Technology, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed April 17, 2010
File No. 333-165465

Dear Ms. Gowetski:

On behalf of our clients, DuPont Fabros Technology, Inc., a Maryland corporation, DuPont Fabros Technology, L.P., a Maryland limited partnership, and certain of their subsidiaries (collectively, the “Company”), we have today electronically transmitted via EDGAR Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-165465) of the Company (the “Registration Statement”) that was initially filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2010, as amended by Amendment No. 1 to the Registration Statement filed on April 17, 2010 (“Amendment No. 1”).

This letter responds to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”), received by letter dated April 23, 2010 (the “Comment Letter”), with respect to Amendment No. 1. The changes reflected in Amendment No. 2 to the Registration Statement (“Amendment No. 2”) include those made in response to the Comment Letter. We have enclosed with this letter a marked copy of Amendment No. 2, as filed today via EDGAR, reflecting all changes to Amendment No. 1.

For your convenience, set forth in bold below is your numbered comment, with the Company’s response immediately following. All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 2.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. Hogan Lovells refers to the international legal practice comprising Hogan Lovells US LLP, Hogan Lovells International LLP, Hogan Lovells Worldwide Group (a Swiss Verein), and their affiliated businesses with offices in: Abu Dhabi Alicante Amsterdam Baltimore Beijing Berlin Boulder Brussels Caracas Chicago Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston London Los Angeles Madrid Miami Milan Moscow Munich New York Northern Virginia Paris Philadelphia Prague Rome San Francisco Shanghai Silicon Valley Singapore Tokyo Warsaw Washington DC Associated offices: Budapest Jeddah Riyadh Zagreb

May 27, 2010

Item 21. Exhibits and Financial Statement Schedules, page II-2

Exhibit 8.1

1.	We note your response to comment 4 in our letter dated April 7, 2010 and that you have filed a tax opinion with this amendment. We refer you to the second to last paragraph of the opinion, which states: “This opinion letter has been prepared solely for your use in connection with the Registration Statement…. This opinion letter may not be used or relied upon by any other person or for any other purpose without our prior written consent.” Please advise counsel that it is inappropriate to place limitations on who may rely upon the opinion and have counsel revise the opinion accordingly.

COMPANY RESPONSE: In response to the Staff’s comment, the tax opinion has been revised and re-filed as Exhibit 8.1 to Amendment No. 2.

*    *    *    *    *

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact me at the number listed below.

Sincerely,

/s/ Robert K. Smith
Robert K. Smith Hogan Lovells US LLP (202) 637-5708

Enclosures

cc:	Erin E. Martin, Attorney-Advisor
Hossein Fateh
Richard A. Montfort, Jr.
Stuart A. Barr